                                                                  Conformed Copy

                          Dated as of December 15, 1995

                     BANK OF MONTREAL -- BANQUE DE MONTREAL

                                       and

                     THE TRUST COMPANY OF BANK OF MONTREAL -
                      SOCIETE DE FIDUCIE BANQUE DE MONTREAL

                                     Trustee

                          FIRST SUPPLEMENTAL INDENTURE

                                                                  Conformed Copy

                          Dated as of December 15, 1995

                     BANK OF MONTREAL -- BANQUE DE MONTREAL

                                       and

                     THE TRUST COMPANY OF BANK OF MONTREAL -
                      SOCIETE DE FIDUCIE BANQUE DE MONTREAL

                                     Trustee

                          FIRST SUPPLEMENTAL INDENTURE

                                Table of Contents

Section                                                                     Page
-------                                                                     ----
     Recitals ...........................................................     1

                                   ARTICLE ONE

                                 Interpretation

1.1. Part of Original Trust Indenture ...................................     1
1.2. Definitions ........................................................     2

                                   ARTICLE TWO

                          Issue of Series 20 Debentures

2.1. Limit of Issue and Designation .....................................     2
2.2. Form and Terms of Series 20 Debentures .............................     2
2.3. Interest ...........................................................     3
2.4. Issue of Series 20 Debentures ......................................     3

                                  ARTICLE THREE

                 Redemption and Purchase of Series 20 Debentures

3.1. Restriction on Redemption ..........................................     3
3.2. Purchase of Series 20 Debentures ...................................     3
3.3. Cancellation of Series 20 Debentures ...............................     3

                                  ARTICLE FOUR

                          Form of Series 20 Debentures

4.1. Form of Series 20 Debentures .......................................     3

                                  ARTICLE FIVE

                                    Execution

5.1. Acceptance of Trust ................................................     8
5.2. Counterparts and Formal Date .......................................     8

THIS FIRST SUPPLEMENTAL INDENTURE made as of December 15, 1995

BETWEEN

          BANK OF MONTREAL - BANQUE DE MONTREAL, a Canadian chartered bank (hereinafter called the "Bank"),

                                                              OF THE FIRST PART,

          -and-

          THE TRUST COMPANY OF BANK OF MONTREAL - SOCIETE DE FIDUCIE BANQUE DE MONTREAL, a trust company incorporated under the laws of Canada (hereinafter designated the "Trustee"),

                                                             OF THE SECOND PART,

     WHEREAS under an indenture made as of December 14, 1995 between the Bank and the Trustee (the "Original Trust Indenture") the creation and issue of Debentures from time to time without limitation as to principal amount was provided for and the immediate creation and issue thereunder of $125,000,000 principal amount of such Debentures designated "7.40% Debentures, Series 19, Due 2011" was provided for;

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, Section 2.6 thereof, the directors of the Bank have authorized the creation and issue of additional Debentures thereunder upon the terms set forth in this First Supplemental Indenture;

     AND WHEREAS all things necessary have been done and performed to authorize the execution of this First Supplemental Indenture, to make the same effective and binding upon the Bank and to make the additional Debentures when certified by the Trustee and issued as provided in this First Supplemental Indenture valid, binding and legal obligations of the Bank with the benefits and subject to the terms of the Original Trust Indenture and this First Supplemental Indenture.

NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

                                   ARTICLE ONE

                                 Interpretation

     Section 1.1. Part of Original Trust Indenture. The Original Trust Indenture, is part of this First Supplemental Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this First Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expressions in the Original Trust Indenture.

     Section 1.2. Definitions. In this First Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith:

     "8.25% Debentures, Series 20, Due 2025 to 2040" and "Series 20 Debentures" means the $150,000,000 aggregate principal amount of 8.25% Debentures, Series 20, Due 2025 to 2040 referred to in Section 2.1 hereof including Debentures issued in substitution for any such Debentures.

                                   ARTICLE TWO

                          Issue of Series 20 Debentures

     Section 2.1. Limit of Issue and Designation. A series of debentures is hereby created and authorized to be issued pursuant to the Original Trust Indenture consisting of and limited to $150,000,000 principal amount in lawful money of Canada and hereby designated "8.25% Debentures, Series 20, Due 2025 to 2040".

     Section 2.2. Form and Terms of Series 20 Debentures.

     (1) The Series 20 Debentures shall be issued as fully registered Debentures only without coupons in multiples of $1,000 and integral multiples thereof; small be substantially in the form set out in Article Four hereof with such appropriate insertions, omissions, substitutions and variations as the Bank may authorize and the Trustee may assent to; shall be in the English language; and shall bear such distinguishing letters and numbers as the Trustee may approve.

     (2) The Series 20 Debentures shall be dated December 15, 1995 and shall mature as to $25,000,000 on December 15, 2025; $25,000,000 on December 15, 2028;
$25,000,000 on December 15, 2031; $25,000,000 on December 15, 2034; $25,000,000
on December 15, 2037; and $25,000,000 on December 15, 2040.

     (3) The principal of the Series 20 Debentures shall be payable in lawful money of Canada at any branch in Canada of the Bank, at the option of the respective holders of the Series 20 Debentures, against surrender thereof. Interest on the Series 20 Debentures will be payable in lawful money of Canada by cheque drawn on the Bank and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. If the day on which the principal or any interest on the Series 20 Debentures falls due is not a Business Day then the holder shall not be entitled to payment until the next Business Day nor to any further interest or other sums in respect of such delayed payment.

     Section 2.3. Interest. The Series 20 Debentures will bear interest at the rate of 8.25% per annum from and including the date of issue payable half-yearly in arrears on June 15 and December 15 in each year, with overdue interest, if any, at the same rate after as well as before default in the payment of principal or interest. The first payment of interest will be made on June 15, 1996 and will represent interest from the date of issue.

     Section 2.4. Issue of Series 20 Debentures. The Series 20 Debentures, in interim or definitive form, to the aggregate principal amount of $150,000,000, may forthwith be executed by the Bank and certified by or on behalf of the Trustee and delivered by it to or upon the written order of the Bank, without the Trustee receiving any consideration therefor.

                                  ARTICLE THREE

                 Redemption and Purchase of Series 20 Debentures

     Section 3.1. Restriction on Redemption. The Series 20 Debentures shall not be redeemable prior to maturity.

     Section 3.2. Purchase of Series 20 Debentures. The Bank, with the prior approval of the Superintendent, shall have the right, at any time after the fifth anniversary of the date of issue of the Series 20 Debentures, to purchase Series 20 Debentures in the market, by tender or by private contract at any price. Notwithstanding the foregoing, any subsidiary of the Bank may purchase Series 20 Debentures in the ordinary course of its business of dealing in securities.

     Section 3.3. Cancellation of Series 20 Debentures. All Series 20 Debentures purchased by the Bank under the provisions of this Article shall be forthwith delivered to and cancelled by the Trustee and shall not be reissued or resold.

                                  ARTICLE FOUR

                          Form of Series 20 Debentures

     Section 4.1. Form of Series 20 Debentures. The following is the form of Series 20 Debentures referred to in Section 2.2:

             THIS IS NOT A DEPOSIT INSURED UNDER THE CANADA DEPOSIT
                           INSURANCE CORPORATION ACT

No. 20R                                                                $________

                                BANK OF MONTREAL

                     (Incorporated under the laws of Canada)

                  8.25% DEBENTURE, SERIES 20, DUE 2025 TO 2040
                          (subordinated indebtedness)

     BANK OF MONTREAL (the "Bank"), for value received, hereby acknowledges itself indebted and promises to pay to or registered assigns on December 15, 20, or on such earlier date as the principal amount hereof may become payable in accordance with the provisions of the Trust Indenture, the principal sum of

                                                         DOLLARS ($____________)

in lawful money of Canada at any branch in Canada of the Bank, at the holder's option, and until payment of the said principal sum to pay interest thereon from the date hereof, or from the last interest payment date to which interest shall have been paid or made available for payment on the Series 20 Debentures, whichever is the later, at the same places in like money at the rate of 8.25% per annum payable half-yearly in arrears on June 15 and December 15 in each year, with overdue interest, if any, at the same rate after as well as before default in the payment of principal or interest. The first payment of interest will be on June 15, 1996, and will represent interest from the date of issue.

     As the interest matures, the Bank (except in case of payment at maturity, in which case payment of interest may, at the option of the Bank, be made upon surrender of this Debenture) shall forward to the registered address of the holder hereof by prepaid mail, prior to the applicable interest payment date, a cheque for such interest drawn on the Bank and payable at any branch in Canada of the Bank at the holder's option, or by such other means as may become customary for the payment of interest on bank subordinated indebtedness.

     This Debenture is one of the Debentures of the Bank issued or issuable in one or more series under the provisions of a trust indenture dated as of December 14, 1995 between the Bank and The Trust Company of Bank of Montreal, as trustee (the "Trustee") and the first supplemental indenture thereto between the same parties dated as of December 15, 1995 (collectively, the "Trust Indenture"). The 8.25% Debentures, Series 20, Due 2025 to 2040 (herein sometimes referred to as the "Series 20 Debentures"), of which this is one, are limited to an aggregate principal amount of $150,000,000 in lawful money of Canada and mature as to $25,000,000 on December 15, 2025; $25,000,000 on December 15, 2028;
$25,000,000 on

December 15, 2031; $25,000,000 on December 15, 2034; $25,000,000 on December 15,
2037; and $25,000,000 on December 15, 2040.

     The Series 20 Debentures are direct unsecured obligations of the Bank, constituting. subordinated indebtedness for the purposes of the Bank Act (Canada), and rank equally and rateably with all debentures and other subordinated indebtedness of the Bank from time to time issued and outstanding under the Trust Indenture and the Existing Trust Indentures (as defined in the Trust Indenture) (collectively, the "Indentures"). The Indentures provide that in the event of the insolvency or winding-up of the Bank, the indebtedness evidenced by all debentures or other subordinated indebtedness issued thereunder, including the Series 20 Debentures, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank, except liabilities which by their terms rank in right of payment equally with or subordinate to indebtedness evidenced by all such debentures or other subordinated indebtedness. Reference is made to the Trust Indenture for a further statement of the rights of the holders of Series 20 Debentures, of the Bank and of the Trustee and the terms and conditions upon which the Series 20 Debentures are issued and held, to all of which the holder of this Debenture, by acceptance hereof, assents.

     The Series 20 Debentures are not redeemable prior to maturity.

     The Bank, with the prior approval of the Superintendent of Financial Institutions, shall have the right, at any time after the fifth anniversary of the date of issue of the Series 20 Debentures, to purchase Series 20 Debentures in the market by tender or by private contract at any price.

     The Trust Indenture provides, among other things, for: (a) the acceleration of the maturity of this Series 20 Debenture in the case of an event of default (as defined in the Trust Indenture), and (b) the holding of meetings of Debentureholders and for making binding on all Debentureholders certain decisions taken thereat.

     This Series 20 Debenture shall be transferable through the facilities of the Trustee, or its agent, in the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver, and at such other places as may be designated from time to time by the Bank with the approval of the Trustee, and it may be transferred only by the registered holder hereof or his attorney duly authorized in writing.

     This Series 20 Debenture shall not become obligatory for any purpose until it shall have been certified by or on behalf of the Trustee.

     IN WITNESS WHEREOF this Series 24 Debenture has been duly executed, the corporate seal of the Bank affixed hereon and dated December 15, 1995.

BANK OF MONTREAL


By:                                     And:
    ---------------------------------        -----------------------------------
    Chairman                                 Secretary

                               (Form of Transfer)

     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

-------------------------------------
         (Name of New Holder)

-------------------------------------
        (Full Postal Address)

this Series 20 Debenture, and hereby irrevocably authorizes and directs the Trustee to transfer this Series 20 Debenture on the register of holders into the name of the new holder herein designated.


Dated
      ----------------

Signature guaranteed by:


-------------------------------------   ----------------------------------------
Signature of Guarantor**                Signature of Transferring
                                        Registered Holder*

                         (Form of Trustee's Certificate)

                              TRUSTEE'S CERTIFICATE

This Debenture is one of the Series 20 Debentures of Bank of Montreal issued under the Trust Indenture within mentioned.

                                        THE TRUST COMPANY OF BANK OF MONTREAL
                                        Trustee


                                        By:
                                            ------------------------------------
                                            Authorized Signatory

* The signature must correspond with the name of the registered holder as it appears on the register.

** The guarantor must be a Canadian chartered bank, trust company or member of a recognized stock exchange.

                                  ARTICLE FIVE

                                    Execution

     Section 5.1. Acceptance of Trust. The Trustee hereby accepts the trusts in this First Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions herein and in the Original Trust Indenture set forth.

     Section 5.2. Counterparts and Formal Date. This First Supplemental Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of December 15, 1995.

     IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BANK OF MONTREAL - BANQUE DE MONTREAL


By: (Signed) Vinay Sarin
    ---------------------------------
    Senior Vice-President


And: (Signed) S. Sandall
     --------------------------------
     Assistant Secretary


THE TRUST COMPANY OF BANK OF MONTREAL - SOCIETE DE FIDUCIE BANQUE DE MONTREAL


By: (Signed) Michelle Caturay
    ---------------------------------
    Authorized Officer


And: (Signed) B.M. Fedoryk
     --------------------------------
     Authorized Officer